

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2014

<u>Via E-mail</u>
Mike Carreon
Vice President and Corporate Controller
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, Arizona 85281

      Re: **US Airways Group, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2012
                Filed February 20, 2013
                File No. 1-08444

Dear Mr. Carreon:

      We refer you to our comment letter dated December 3, 2013, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Cecilia Blye

                                          Cecilia Blye, Chief
                                          Office of Global Security Risk

cc: Max Webb
          Assistant Director
          Division of Corporation Finance

          Mary Beth Macdonald
          Managing Director and Assistant Controller
          US Airways Group